Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2021 and 2020

(unaudited)

Interim Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2021	2020	2021	2020
		$	$	$	$
Revenue	8	3,078,540	3,131,141	6,097,981	6,185,888

Operating expenses

Costs of services, selling and administrative		2,593,743	2,645,600	5,120,217	5,225,374

Acquisition-related and integration costs	6c	848	31,097	5,587	51,331

Restructuring costs		—	443	—	31,621

Net finance costs		26,231	26,628	53,409	53,350

Foreign exchange (gain) loss		(1,529)	2,295	(4,288)	3,162
		2,619,293	2,706,063	5,174,925	5,364,838
Earnings before income taxes		459,247	425,078	923,056	821,050

Income tax expense		118,034	110,230	238,392	216,009
Net earnings		341,213	314,848	684,664	605,041
Earnings per share

Basic earnings per share	5c	1.36	1.19	2.70	2.28

Diluted earnings per share	5c	1.34	1.18	2.66	2.24

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	1

Interim Consolidated Statements of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2021	2020	2021	2020
	$	$	$	$
Net earnings	341,213	314,848	684,664	605,041
Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized (losses) gains on translating financial statements of foreign operations	(308,493)	470,348	(386,807)	506,138

Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	82,805	(96,867)	160,618	(102,929)

Deferred (costs) gains of hedging on cross-currency swaps	(1,435)	16,069	(4,979)	16,432

Net unrealized gains (losses) on cash flow hedges	8,138	(24,722)	(1,693)	(27,403)

Net unrealized losses on financial assets at fair value through other comprehensive income	(830)	(39)	(1,022)	(189)

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement (losses) gains on defined benefit plans	(7,631)	46,833	7,127	26,822
Other comprehensive (loss) income	(227,446)	411,622	(226,756)	418,871
Comprehensive income	113,767	726,470	457,908	1,023,912

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

		As at	As at
	Notes	March 31, 2021	September 30, 2020
		$	$

Assets

Current assets

Cash and cash equivalents	7c and 9	1,339,794	1,707,985

Accounts receivable		1,119,371	1,219,302

Work in progress		1,037,434	1,075,252

Current financial assets	9	24,428	18,500

Prepaid expenses and other current assets		165,577	160,406

Income taxes		451	29,363
Total current assets before funds held for clients		3,687,055	4,210,808

Funds held for clients		784,022	725,178
Total current assets		4,471,077	4,935,986

Property, plant and equipment		346,710	372,946

Right-of-use assets		616,489	666,865

Contract costs		234,732	239,376

Intangible assets		500,265	521,462

Other long-term assets		182,051	163,739

Long-term financial assets		150,320	156,569

Deferred tax assets		113,562	113,484

Goodwill		8,104,724	8,379,931
		14,719,930	15,550,358

Liabilities

Current liabilities

Accounts payable and accrued liabilities		957,916	1,025,963

Accrued compensation		762,276	672,775

Current portion of long-term debt		583,267	310,764

Deferred revenue		561,985	426,393

Income taxes		173,278	136,928

Current portion of lease liabilities		168,448	178,720

Provisions		112,589	175,632

Current derivative financial instruments	9	16,130	8,328
Total current liabilities before clients’ funds obligations		3,335,889	2,935,503

Clients’ funds obligations		780,448	720,322
Total current liabilities		4,116,337	3,655,825

Long-term debt		2,789,237	3,276,331

Long-term income taxes		5,673	6,720

Long-term lease liabilities		649,300	697,650

Long-term provisions		25,683	23,888

Other long-term liabilities		179,128	185,374

Long-term derivative financial instruments	9	69,537	56,622

Deferred tax liabilities		108,602	158,341

Retirement benefits obligations		207,484	225,447
		8,150,981	8,286,198

Equity

Retained earnings		4,359,822	4,703,642

Accumulated other comprehensive income	4	318,954	545,710

Capital stock	5a	1,617,715	1,761,873

Contributed surplus		272,458	252,935
		6,568,949	7,264,160
		14,719,930	15,550,358

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	3

Interim Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

			Accumulated
			other
		Retained	comprehensive	Capital	Contributed	Total
	Notes	earnings	income	stock	surplus	equity
		$	$	$	$	$

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

Net earnings		684,664	—	—	—	684,664

Other comprehensive loss		—	(226,756)	—	—	(226,756)
Comprehensive income		684,664	(226,756)	—	—	457,908

Share-based payment costs		—	—	—	23,567	23,567

Income tax impact associated with stock options		—	—	—	8,784	8,784

Exercise of stock options	5a	—	—	35,140	(6,083)	29,057

Exercise of performance share units	5a	—	—	6,745	(6,745)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(1,028,484)	—	(154,639)	—	(1,183,123)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(31,404)	—	(31,404)
Balance as at March 31, 2021		4,359,822	318,954	1,617,715	272,458	6,568,949

			Accumulated
			other
		Retained	comprehensive	Capital	Contributed	Total
	Notes	earnings	income	stock	surplus	equity
		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16		(93,873)	—	—	—	(93,873)
Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230

Net earnings		605,041	—	—	—	605,041

Other comprehensive income		—	418,871	—	—	418,871
Comprehensive income		605,041	418,871	—	—	1,023,912

Share-based payment costs		—	—	—	19,885	19,885

Income tax impact associated with stock options		—	—	—	(15,630)	(15,630)

Exercise of stock options	5a	—	—	48,427	(8,459)	39,968

Exercise of performance share units	5a	—	—	8,856	(8,856)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(878,202)	—	(165,315)	—	(1,043,517)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(55,287)	—	(55,287)
Balance as at March 31, 2020		4,190,821	595,565	1,740,658	232,517	6,759,561

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	4

Interim Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2021	2020	2021	2020
		$	$	$	$

Operating activities

Net earnings		341,213	314,848	684,664	605,041

Adjustments for:

Amortization, depreciation and impairment		124,747	130,694	257,164	263,075

Deferred income taxes recovery		(38,102)	(13,763)	(41,650)	(10,273)

Foreign exchange loss (gain)		5,110	3,155	(4,143)	649

Share-based payment costs		11,863	6,683	23,567	19,885

Net change in non-cash working capital items	7a	127,786	(45,125)	250,488	(16,619)
Cash provided by operating activities		572,617	396,492	1,170,090	861,758

Investing activities

Net change in short-term investments		—	(1,406)	1,473	(1,591)

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(1,332)	(139,451)	(28,600)	(272,586)

Purchase of property, plant and equipment		(33,471)	(40,037)	(50,280)	(69,543)

Additions to contract costs		(20,544)	(22,166)	(34,851)	(35,728)

Additions to intangible assets		(30,293)	(26,951)	(55,197)	(50,830)

Purchase of long-term investments		(551)	(900)	(2,466)	(4,859)

Proceeds from sale of long-term investments		577	1,236	3,186	5,380
Cash used in investing activities		(85,614)	(229,675)	(166,735)	(429,757)

Financing activities

Net change in unsecured committed revolving credit facility		—	(74,738)	—	(234,623)

Increase of long-term debt		23,439	1,076,131	29,864	1,088,869

Repayment of long-term debt		(2,479)	(6,303)	(42,362)	(27,637)

Payment of lease liabilities		(50,757)	(47,723)	(91,776)	(89,407)

Repayment of debt assumed in business acquisitions		—	(10,169)	—	(23,232)

Payment for remaining shares of Acando[1]		—	—	—	(23,123)

Purchase of Class A subordinate voting shares held in trusts	5a	—	(30,372)	(31,404)	(55,287)

Purchase and cancellation of Class A subordinate voting shares	5a	(747,068)	(1,026,337)	(1,183,123)	(1,043,517)

Issuance of Class A subordinate voting shares		14,329	17,305	28,840	40,076
Cash used in financing activities		(762,536)	(102,206)	(1,289,961)	(367,881)
Effect of foreign exchange rate changes on cash and cash equivalents		(59,772)	24,798	(81,585)	24,536
Net (decrease) increase in cash and cash equivalents		(335,305)	89,409	(368,191)	88,656

Cash and cash equivalents, beginning of period		1,675,099	213,078	1,707,985	213,831
Cash and cash equivalents, end of period		1,339,794	302,487	1,339,794	302,487

1     Related to a business acquisition made during the year ended September 30, 2019.

Supplementary cash flow information (Note 7).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2020 which were consistently applied to all periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2020.

The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2021 and 2020 were authorized for issue by the Board of Directors on April 27, 2021.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

For the period ended March 31, 2021, the Company assessed the impact of the uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts.

The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustments to the following: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, impairment of property, plant and equipment, right-of-use assets, intangible assets and goodwill as well as litigation and claims.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of March 31, 2021:

LIBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The standard will be effective on October 1, 2021 for the Company. The Company is currently evaluating the impact of this standard on its financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Accumulated other comprehensive income

	As at	As at
	March 31, 2021	September 30, 2020
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $46,001 ($56,239 as at September 30, 2020)	615,997	1,002,804

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $39,160 ($63,692 as at September 30, 2020)	(256,844)	(417,462)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $3,271 ($4,049 as at September 30, 2020)	9,074	14,053

Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $3,359 ($2,554 as at September 30, 2020)	(7,628)	(5,935)

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $979 ($1,291 as at September 30, 2020)	3,318	4,340

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $17,181 ($18,920 as at September 30, 2020)	(44,963)	(52,090)

	318,954	545,710

For the six months ended March 31, 2021, $1,011,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $573,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($7,737,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $2,503,000, were reclassified for the six months ended March 31, 2020).

For the six months ended March 31, 2021, $5,104,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,840,000 were also reclassified in the consolidated statements of earnings ($12,341,000 and $1,054,000, respectively were reclassified for the six months ended March 31, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2020	230,690,875	1,721,491	28,945,706	40,382	259,636,581	1,761,873
Issued upon exercise of stock options[1]	618,225	35,140	—	—	618,225	35,140
Performance share units (PSUs) exercised[2]	—	6,745	—	—	—	6,745
Purchased and cancelled[3]	(12,360,665)	(154,639)	—	—	(12,360,665)	(154,639)
Purchased and held in trusts[4]	—	(31,404)	—	—	—	(31,404)
Conversion of shares[5]	2,500,000	3,488	(2,500,000)	(3,488)	—	—
As at March 31, 2021	221,448,435	1,580,821	26,445,706	36,894	247,894,141	1,617,715

[1]

The carrying value of Class A subordinate voting shares includes $6,083,000 ($8,459,000 for the six months ended March 31, 2020), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]

During the six months ended March 31, 2021, 112,985 PSUs were exercised (154,318 during the six months ended March 31, 2020) with a recorded value of $6,745,000 ($8,856,000 during the six months ended March 31, 2020) that was removed from contributed surplus. As at March 31, 2021, 1,439,644 Class A subordinate voting shares were held in trusts under the PSU plans (1,246,408 as at March 31, 2020).

[3]

On January 26, 2021, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 19,184,831 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2021 until no later than February 5, 2022, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the three months ended March 31, 2021, the Company purchased for cancellation 4,204,865 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000 (6,008,905 and $600,000,000, respectively during the three months ended March 31, 2020). The excess of the purchase price over the carrying value in the amount of $310,048,000 was charged to retained earnings ($471,455,000 during the three months ended March 31, 2020). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the six months ended March 31, 2021, the Company purchased for cancellation 8,155,800 Class A subordinate voting shares (4,596,559 during the six months ended March 31, 2020) under its previous and current NCIB for a cash consideration of $783,123,000 ($443,517,000 for the six months ended March 31, 2020) and the excess of the purchase price over the carrying value in the amount of $718,436,000 ($406,747,000 for the six months ended March 31, 2020) was charged to retained earnings.

[4]

During the six months ended March 31, 2021, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 309,606 Class A subordinate voting shares of the Company on the open market (525,331 during the six months ended March 31, 2020) for a cash consideration of $31,404,000 ($55,287,000 during the six months ended March 31, 2020).

[5]

On March 1, 2021, the Co-founder and Advisor to the Executive Chairman of the Board of the Company, also a related party of the Company, converted a total of 2,500,000 Class B multiple voting shares into 2,500,000 Class A subordinate voting shares.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2020	8,934,097
Granted	993,840
Exercised (Note 5a)	(618,225)
Forfeited	(581,638)
Outstanding as at March 31, 2021	8,728,074

The weighted average fair value of stock options granted during the six months ended March 31 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2021	2020

Grant date fair value ($)	16.75	17.72
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	20.76	16.58
Risk-free interest rate (%)	0.40	1.55
Expected life (years)	4.00	4.00
Exercise price ($)	97.84	110.73
Share price ($)	97.84	110.73

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments (continued)

ii)	Performance share units (PSUs)

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2020	1,231,470

Granted[1]	669,018

Exercised (Note 5a)	(112,985)

Forfeited	(356,699)

Outstanding as at March 31, 2021	1,430,804

[1]	The PSUs granted in the period had a grant date fair value of $94.00 per unit.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

			2021		Three months ended March 31 2020
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	341,213	250,199,106	1.36	314,848	263,638,028	1.19
Net effect of dilutive stock options and PSUs[2]		3,766,591			4,138,847
	341,213	253,965,697	1.34	314,848	267,776,875	1.18

			2021		Six months ended March 31 2020
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	684,664	253,592,671	2.70	605,041	265,933,573	2.28
Net effect of dilutive stock options and PSUs[2]		3,682,033			4,577,000
	684,664	257,274,704	2.66	605,041	270,510,573	2.24

[1]

During the three months ended March 31, 2021, 7,705,965 Class A subordinate voting shares purchased for cancellation and 1,439,644 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (10,436,164 and 1,246,408, respectively during the three months ended March 31, 2020). During the six months ended March 31, 2021, 12,360,665 Class A subordinate voting shares purchased for cancellation and 1,439,644 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (10,605,464 and 1,246,408, respectively during the six months ended March 31, 2020).

[2]

The calculation of the diluted earnings per share excluded 1,315,340 stock options for the three and six months ended March 31, 2021 (914,521 for the three and six months ended March 31, 2020), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries

a)	Business acquisition realized in the current fiscal year

The Company made the following acquisition during the six months ended March 31, 2021:

–

On December 31, 2020, the Company acquired the assets of Harris, Mackessy & Brennan, Inc.’s Professional Services Division, for a purchase price of $30,340,000. Based in the United States, the division focused on high-end technology consulting and services for commercial and government clients and is headquartered in Columbus, Ohio.

This acquisition was made to further expands CGI’s footprint in the region and to complement CGI’s proximity model and expertise across key sectors, including utilities and energy, manufacturing, retail, insurance and government.

b)	Business acquisitions realized in the prior fiscal year

During the three months ended March 31, 2021, the Company finalized the fair value of assets acquired and liabilities assumed for TeraThink Corporation with no significant adjustments.

During the six months ended March 31, 2021, the Company finalized the fair value of assets acquired and liabilities assumed for SCISYS Group Plc and Meti Logiciels et Services SAS with no significant adjustments.

c)	Acquisition-related and integration costs

During the three and six months ended March 31, 2021, the Company expensed $848,000 and $5,587,000, respectively, for acquisition-related and integration costs. These amounts include acquisition-related costs of nil and integration costs of $848,000 and $5,587,000, respectively. The integration costs mainly include terminations of employment of nil and $750,000, respectively, accounted for in restructuring provisions, as well as other integration costs of $848,000 and $4,837,000, respectively.

During the three and six months ended March 31, 2020, the Company expensed $31,097,000 and $51,331,000, respectively, for acquisition-related and integration costs. These amounts included acquisition-related costs of $962,000 and $6,545,000, respectively, and integration costs of $30,135,000 and $44,786,000, respectively. The acquisition-related costs consisted mainly of professional fees incurred for the acquisitions. The integration costs mainly included terminations of employment of $22,512,000 and $31,607,000, respectively, accounted for in restructuring provisions, as well as other integration costs of $7,623,000 and $13,179,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2021	2020	2021	2020
	$	$	$	$
Accounts receivable	156,466	166,336	58,741	(15,033)
Work in progress	(70,909)	(77,716)	(2,675)	20,338
Prepaid expenses and other assets	(12,312)	(38,659)	(32,080)	9,926
Long-term financial assets	649	8,562	(10,413)	3,552
Accounts payable and accrued liabilities	(113,759)	(87,206)	(39,458)	(4,429)
Accrued compensation	163,607	(5,511)	117,698	(71,360)
Deferred revenue	76,063	2,647	164,996	35,035
Income taxes	(3,534)	(21,993)	57,039	16,634
Provisions	(46,128)	(7,517)	(59,806)	4,755
Long-term liabilities	(2,852)	(13,717)	(2,669)	(13,235)
Derivative financial instruments	80	(37)	(46)	(59)
Retirement benefits obligations	(19,585)	29,686	(839)	(2,743)
	127,786	(45,125)	250,488	(16,619)

b)	Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2021	2020	2021	2020
	$	$	$	$
Net interest paid	41,858	45,773	67,174	71,658
Income taxes paid	139,941	136,697	198,005	196,788

c)	Cash and cash equivalents consisted of unrestricted cash as at March 31, 2021 and September 30, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments, namely: Western and Southern Europe (primarily France and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

								For the three months ended March 31, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	513,588	430,825	443,756	399,639	345,073	336,940	273,807	198,213	166,543	(29,844)	3,078,540
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	74,305	61,436	98,007	55,919	62,016	36,155	17,454	28,169	52,865	—	486,326

Acquisition-related and integration costs (Note 6c)											(848)

Net finance costs											(26,231)
Earnings before income taxes											459,247

[1] Total amortization and depreciation of $124,344,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $15,937,000, $17,108,000, $15,890,000, $12,219,000, $14,342,000, $17,139,000, $15,646,000, $9,404,000 and $6,659,000, respectively for the three months ended March 31, 2021.

								For the three months ended March 31, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	528,472	468,109	435,462	416,884	344,436	309,547	294,279	201,496	168,814	(36,358)	3,131,141
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	84,936	69,601	91,552	49,325	53,376	30,549	24,349	31,896	47,662	—	483,246

Acquisition-related and integration costs (Note 6c)											(31,097)

Restructuring costs											(443)

Net finance costs											(26,628)
Earnings before income taxes											425,078

[1] Total amortization and depreciation of $130,482,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $15,205,000, $19,581,000, $16,659,000, $10,273,000, $16,733,000, $19,705,000, $16,970,000, $9,119,000 and $6,237,000, respectively for the three months ended March 31, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

								For the six months ended March 31, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	993,908	867,249	873,520	810,625	672,868	655,326	548,346	406,214	328,424	(58,499)	6,097,981
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	140,543	128,563	197,051	110,820	120,829	78,114	41,612	59,200	105,320	—	982,052

Acquisition-related and integration costs (Note 6c)											(5,587)

Net finance costs											(53,409)
Earnings before income taxes											923,056

[1] Total amortization and depreciation of $255,376,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $34,473,000, $35,654,000, $31,418,000, $25,074,000, $27,801,000, $34,777,000, $31,835,000, $21,521,000 and $12,823,000, respectively for the six months ended March 31, 2021. Amortization includes impairments in Western and Southern Europe for $3,058,000 related to a business solution and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

								For the six months ended March 31, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,022,005	916,083	871,431	838,829	670,273	607,326	597,481	400,519	329,631	(67,690)	6,185,888
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	158,580	137,035	191,008	105,490	101,129	61,895	47,875	61,601	92,739	—	957,352

Acquisition-related and integration costs (Note 6c)											(51,331)

Restructuring costs											(31,621)

Net finance costs											(53,350)
Earnings before income taxes											821,050

[1]

Total amortization and depreciation of $262,610,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $30,230,000, $39,893,000, $34,133,000, $20,520,000, $34,361,000, $39,784,000, $34,059,000, $17,388,000 and $12,242,000, respectively for the six months ended March 31, 2020.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2020. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2021	2020	2021	2020
	$	$	$	$
Western and Southern Europe

France	452,482	467,231	873,652	899,204

Others	60,611	61,976	117,916	124,716
	513,093	529,207	991,568	1,023,920

U.S.[1]	855,646	902,465	1,724,177	1,789,932

Canada	477,001	465,992	941,611	931,020

U.K. and Australia

U.K.	380,501	382,435	743,050	743,574

Australia	16,552	12,823	33,018	28,199
	397,053	395,258	776,068	771,773

Central and Eastern Europe

Germany	204,561	183,497	395,003	356,527

Netherlands	122,080	118,234	239,850	232,990

Others	20,037	18,089	39,058	36,258
	346,678	319,820	673,911	625,775

Scandinavia

Sweden	207,781	221,568	416,636	450,973

Others	77,561	87,227	154,797	174,800
	285,342	308,795	571,433	625,773

Finland, Poland and Baltics

Finland	193,075	198,856	396,358	395,981

Others	9,392	9,125	19,012	18,928
	202,467	207,981	415,370	414,909

Asia Pacific

Others	1,260	1,623	3,843	2,786
	1,260	1,623	3,843	2,786
	3,078,540	3,131,141	6,097,981	6,185,888

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $452,816,000 and $402,830,000, respectively for the three months ended March 31, 2021 ($479,913,000 and $422,552,000, respectively for the three months ended March 31, 2020). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $905,925,000 and $818,252,000, respectively for the six months ended March 31, 2021 ($939,604,000 and $850,328,000, respectively for the six months ended March 31, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2021	2020	2021	2020
	$	$	$	$
Systems integration and consulting	1,383,117	1,457,673	2,728,167	2,856,040
Managed IT and business process services	1,695,423	1,673,468	3,369,814	3,329,848
	3,078,540	3,131,141	6,097,981	6,185,888

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $386,499,000 and 12.6% of revenues for the three months ended March 31, 2021 ($400,486,000 and 12.8% for the three months ended March 31, 2020) and $779,475,000 and 12.8% of revenues for the six months ended March 31, 2021 ($794,548,000 and 12.8% for the six months ended March 31, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facilities and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the six months ended March 31, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2021		As at September 30, 2020

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,141,362	1,204,904	1,211,965	1,297,632
Other long-term debt	Level 2	32,678	31,983	44,842	43,536
		1,174,040	1,236,887	1,256,807	1,341,168

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the three months ended March 31, 2021, the Company extended the two-year unsecured committed term loan credit facility, entered into during the year ended September 30, 2020, by one year to March 2023. There were no material changes in the terms and conditions including interest rates and banking covenants.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2021	As at September 30, 2020
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	1,339,794	1,707,985
Deferred compensation plan assets	Level 1	78,013	73,156
		1,417,807	1,781,141
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		7,656	—
Foreign currency forward contracts		13,306	17,027
Interest rate swaps		3,466	—
Long-term derivative financial instruments	Level 2
Cross-currency swaps		25,549	25,362
Foreign currency forward contracts		5,700	8,636
Interest rate swaps		—	6,180
		55,677	57,205
FVOCI
Short-term investments included in current financial assets	Level 2	—	1,473
Long-term bonds included in funds held for clients	Level 2	137,771	148,470
Long-term investments	Level 2	20,116	22,612
		157,887	172,555
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		13,442	5,320
Foreign currency forward contracts		2,688	3,008
Long-term derivative financial instruments	Level 2
Cross-currency swaps		63,381	52,275
Foreign currency forward contracts		6,156	4,347
		85,667	64,950

There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2021 and 2020	19